February 14, 2007

DREYFUS INSTITUTIONAL MONEY MARKET FUND - GOVERNMENT SECURITIES SERIES

Supplement to Prospectus dated May 1, 2006

The following information supersedes and replaces the fifth paragraph of the section of the Fund's Prospectus entitled "GOAL/APPROACH":

The Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements, including tri-party repurchase agreements.

0195s0207